Exhibit 99.1

ICON Announces Appointment of Dr. Hugh Brady to Board of Directors

DUBLIN--(BUSINESS WIRE)--April 30, 2014--ICON plc, (NASDAQ: ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced the appointment of Dr. Hugh Brady as a non-executive director.

Dr. Brady is President Emeritus of University College Dublin (UCD), one of Europe’s leading research-intensive universities, where he served as President from 2004 until the end of 2013. During his tenure Dr. Brady oversaw a significant expansion of UCD’s science, engineering and biomedical research capacity, including the development of the Conway Institute for Biomedical Research, UCD Clinical Research Centre and the Dublin Academic Medical Centre. In addition, he led a major growth in UCD’s international footprint, including the establishment of the Beijing-Dublin International College and the UCD Shenzhen Health Sciences Institute in China.

A nephrologist by training, Dr. Brady was Professor of Medicine and Therapeutics at UCD before being appointed the university’s President. He returned to Ireland having built a successful career as a physician and biomedical research scientist in the US, where he spent nine years at Harvard University, including a period as Associate Professor of Medicine. In parallel with his academic career at Harvard, he served as Director of the Renal Division of the Brockton/West Roxbury VA Medical Center and Consultant Physician at the Brigham and Women’s Hospital, Boston. He has an international reputation in the pathogenesis of diabetic kidney disease and renal inflammation.

Dr. Brady has held many national and international leadership roles, including Chairman of the Irish Health Research Board and Chairman of the Universitas 21 Network of global research universities. He is also a non-executive director of Kerry Group plc.

“I am very pleased that Dr Brady has joined the board” commented Mr. Thomas Lynch, Chairman. “His inspirational leadership of UCD, Irelands’ largest university, during the past ten years, extensive international experience, especially in Asia coupled with a distinguished career as an academic clinician in Ireland and the United States will bring invaluable experience and expertise to ICON.”

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 76 locations in 37 countries and has approximately 10,300 employees. Further information is available at www.iconplc.com.

Source: ICON plc

All at ICON.

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations
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or
Brendan Brennan
Chief Financial Officer
+ 353 –1-291-2000
or
Simon Holmes
EVP Investor Relations and Corporate Development
+ 353 –1-291-2000